

June 18, 2012

Via E-mail
Christopher J. Gregoire
Vice President and Controller
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, Maryland 20817

**Re: Lockheed Martin Corporation**
**Form 10-K for Fiscal Year Ended December 31, 2011**
**Filed on February 23, 2012**
**File No. 001-11437**

Dear Mr. Gregoire:

We have reviewed your response letter dated May 10, 2012 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis
Discussion of Business Segments, page 31

1.      Refer to your response to prior comment 1. We believe you should quantify items that materially affect each segment's operating profits within a period to enable investors to fully understand that segment's results for the period. In this regard, please revise to quantify the net amount of profit booking rate adjustments to the extent material to the operating profit of each segment in each period presented.

2.      In connection with the above comment, it appears the disclosure on page 34 that profit rate adjustments were lower in 2011 compared to 2010 in discussing the results of the Aeronautic segment is not consistent with the information you provided in your response to us. Please advise.

<u>Notes to the Consolidated Financial Statements</u>
<u>Note 1 – Significant Accounting Policies</u>
<u>Goodwill, page 56</u>

3.      We note your response to prior comment 2.  We understand that the total consolidated goodwill balance in the "Information on Business Segments" note changed by $543 million between 2011 and 2010, and the total additional consolidated goodwill amount recorded in 2011 from acquisitions as indicated in note 14 was $547 million, which substantially addresses the change in goodwill on a total consolidated basis for 2011.  However, your disclosure does not appear to present changes in goodwill by reportable segment for each balance sheet period presented in accordance with Accounting Standards Codification 350-20-50-1.  A table in one note to the financial statements that shows all changes (such as acquisitions, dispositions, impairments, currency effects, etc.) in goodwill by reportable segment for each balance sheet period presented will be more transparent to investors and fully comply with the cited disclosure requirement.  Refer to ASC 350-20-55-24 for an example of the required disclosure.  Please revise your disclosure accordingly.

        You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.


                                        Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief